UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 30, 2020, announcing the Company’s financial results for the fourth quarter ended December 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 31, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

EURONAV ANNOUNCES FOURTH QUARTER 2019 RESULTS

HIGHLIGHTS

•	Strong tanker dynamics - highest quarterly rate performance in ten years
•	Crude tanker market fundamentals remain constructive for 2020
•	Q1 trading VLCC rates so far USD 89,200 per day; Suezmax USD 57,500 per day
•	Adoption of quarterly dividends under new Belgian company code to start Q1 2020
•	Returns to shareholder guidance to target 80% including fixed annual dividend USD 12 cents
•	Final dividend proposal for 2019 of USD 0.35 per share

ANTWERP, Belgium, 30 January 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the fourth quarter of 2019 ended 31 December 2019.

Hugo De Stoop, CEO of Euronav said: “Tanker sector fundamentals improved further during Q4 to drive large tanker markets to their highest level since 2008. Specific catalysts have continued to influence short term freight rates - reflecting the current balance in market dynamics. Our fuel procurement strategy has delivered operational security over the key implementation period of IMO 2020. With continued limited contracting of new vessels, an order book at 25 year low and fleet expansion capital being rationed, the prospects for a sustainable cyclical upturn remain in place. The updated guidance on dividend policy provides a clear mechanism for future returns to shareholders”.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Revenue	355,154	236,107	932,377	600,024
Other operating income	5,515	1,237	10,094	4,775

Voyage expenses and commissions	(34,881)	(44,492)	(144,682)	(141,416)
Vessel operating expenses	(53,471)	(53,812)	(211,795)	(185,792)
Charter hire expenses	(604)	(7,844)	(604)	(31,114)
General and administrative expenses	(18,796)	(15,977)	(70,144)	(66,232)
Net gain (loss) on disposal of tangible assets	9,354	(237)	24,141	18,865
Impairment on non-current assets held for sale	−	(2,995)	−	(2,995)
Depreciation	(84,403)	(78,483)	(337,547)	(270,693)

Net finance expenses	(21,060)	(23,828)	(99,384)	(74,389)
Bargain purchase	−	(13,202)	−	23,059
Share of profit (loss) of equity accounted investees	4,200	3,783	16,020	16,076
Result before taxation	161,008	257	118,476	(109,832)

Tax benefit (expense)	(207)	22	392	(238)
Profit (loss) for the period	160,801	279	118,868	(110,070)

Attributable to: Owners of the company	160,801	279	118,868	(110,070)

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Tankers	156,810	(3,284)	103,057	(125,930)
FSO	3,991	3,563	15,811	15,860
Result after taxation	160,801	279	118,868	(110,070)

Information per share:

(in USD per share)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Weighted average number of shares (basic) *	215,078,497	218,999,367	216,029,171	191,994,398
Result after taxation	0.75	0.00	0.55	(0.57)

* The number of shares issued on 31 December 2019 is 220,024,713.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Profit (loss) for the period	160,801	279	118,868	(110,070)
+ Net interest expenses	21,404	20,905	90,490	70,652
+ Depreciation of tangible and intangible assets	84,403	78,483	337,547	270,693
+ Income tax expense (benefit)	207	(22)	(392)	238

EBITDA (unaudited)	266,815	99,645	546,513	231,513

+ Net interest expenses JV	1,184	1,322	4,587	3,635
+ Depreciation of tangible and intangible assets JV	4,944	4,555	18,460	18,071
+ Income tax expense (benefit) JV	362	354	1,581	1,598

Proportionate EBITDA	273,305	105,876	571,141	254,817

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Weighted average number of shares (basic)	215,078,497	218,999,367	216,029,171	191,994,398
Proportionate EBITDA	1.27	0.48	2.64	1.33

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2019, the Company had a net gain of USD 160.8 million or USD 0.75 per share (fourth quarter 2018: a net gain of USD 0.3 million or USD 0.00 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 273.3 million (fourth quarter 2018: USD 105.9 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Q4 2019	Full Year 2019
VLCC
Average spot rate (in TI pool)*	61,700	35,900
Average time charter rate**	35,700	32,400
SUEZMAX
Average spot rate***	41,800	26,000
Average time charter rate	29,300	29,400

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
***Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

EURONAV TANKER FLEET

On 19 November 2019 Euronav entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic to acquire two Suezmaxes for USD 40.6 million with delivery later that same month. Each 50%-50% joint venture company has acquired one Suezmax vessel. Euronav provided financing for the joint ventures. Both vessels will be commercially managed by Euronav’s chartering desk.

On 30 December 2019 Euronav delivered three VLCC vessels to Taiping & Sinopec Financial Leasing Ltd Co as part of a sale and leaseback transaction. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold for a net en-bloc purchase price of USD 126 million.

The transaction produced a capital gain of about USD 23.0 million. Following IFRS 16 only USD 9.3 million which corresponds to the gain related to the rights transferred to the buyer and, as a result, has impacted the financial statements as per 31 December 2019 positively. After repayment of the existing debt, the transaction generated USD 66.6 million free cash.

Euronav has leased back the three vessels under a 54-months bareboat contract at an average rate of USD 20,681 per day per vessel. At the end of the bareboat contract, the vessels will be redelivered to their new owners.

UPDATED RETURNS TO SHAREHOLDERS GUIDANCE

•	Total return to shareholders policy targeting 80% of net income
•	As from first quarter 2020 results, dividends will be paid quarterly
•	Guidance will already apply to the 2019 final results

In practical terms, the 2019 final dividend proposal from the board to the shareholders will be confirmed with the announcement of the final year results for 2019 on 31st March 2020. This dividend, as with previous years, will then have to be approved by shareholders at the AGM in May with payment thereafter.

The first application of the new Belgian company code allowing quarterly dividends will be with the Q1 2020 results due to be announced in early May 2020. The ex-date and payment profile will follow within a month of the announcement. Going forward the company will announce results on a quarterly basis with dividends following the same pattern of ex-date and payment date.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

GUIDANCE ON HOW CURRENT POLICY WILL BE APPLIED

The following guidance on the current policy will be applicable as of the first quarter 2020 results:
•	Each quarter Euronav will target to return 80% of net income (including the fixed element of USD 3 cents per quarter) to shareholders
•
This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at share buyback as an alternative if it believes more value can be created for shareholders

In line with the current policy, the calculation will not include capital gains (reserved for fleet renewal) but will include capital losses and the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements.
Euronav believes this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding our shareholders.

FINAL 2019 DIVIDEND PROPOSED

Management is therefore pleased to announce that it intends to recommend to the Board of Directors, subject to final audited results being identical to the preliminary ones presented herewith and absent of material adverse circumstances that the Board proposes for approval of the AGM a final full year dividend of USD 0.35 per share.

Taking into account the interim dividend distributed in 2019 in the amount of USD 0.06 per share, the expected dividend payable after the AGM should be USD 0.29 per share.

The total final USD 0.35 dividend per share is in line with the target return guidance when compared to underlying earnings for the full year 2019 of USD 0.44 per share (after stripping out capital gains).

Therefore, taking into account the share buybacks executed over the course of 2019, the total return of capital to shareholders related to the full year 2019 is USD 105 million or USD 0.49 per share.

CLIMATE AND ESG COMMITTEE

In December 2019 Euronav held its first meeting with a new committee – the ESG and Climate Committee. This committee will meet on a regular basis and consists of members of the executive management team and non-executive directors from the board.

This initiative reflects the commitment by Euronav to fully engage on climate and ESG matters and ensure the secure transportation of crude oil is a core part of the energy transition to a cleaner future with lower emissions. Euronav is also committed to gaining a rating from CDP (Climate Disclosure Program) during 2020 from which it intends to develop challenging emission reduction targets. Euronav has already been providing full scope carbon emissions data since 2017.

Euronav was a key party of the drafting of the Poseidon Principles formally launched in June 2019. Euronav is a founding partner of the Global Maritime Forum from which many sustainable initiatives were, and are expected, to be created. One of which is the Getting to Zero coalition which aims to develop zero emissions vessels by 2030 and to which Euronav is one of the signatories.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

INCLUSION IN BLOOMBERG GENDER EQUALITY INDEX FOR 2020

Euronav remains committed to applying the highest corporate governance standards possible. This was reflected during 2019 with gender equality being a key orientation, which is visible in all layers of the Company, including Board and Management level.

In addition Euronav has been included in the Bloomberg Gender-Equality Index 2020 (“GEI”). This is the third year Euronav has been included in this index. The 2020 Index is a reference index which measures gender representation across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. The 2020 GEI expands globally to represent 42 countries and a combined market capitalization of USD 12 trillion.

FUEL PROCUREMENT PROJECT AND IMPLEMENTATION OF IMO 2020

During 2019 Euronav purchased sufficient fuel to cover more than half of its compliant fuel requirements for calendar 2020. The key driver behind this strategy was to provide security of fuel supply and ensure a smooth transition into IMO 2020. The compliant fuel has been deployed since end of Q4. The inventory, which has been fully tested, was purchased at a very competitive price well below the current spot price for compliant fuel.

Following implementation of IMO 2020 a dynamic fuel oil market will provide numerous and sustained challenges for shipowners. Euronav has a dedicated fuel procurement team coupled with a strong balance sheet and operational capability to meet these challenges. The fuel procurement strategy implemented so far has provided Euronav adequate protection against higher fuel prices and a high degree of optionality going forward regarding fuel strategies. This includes the potential to install scrubber technology. Management will continue to closely monitor fuel market dynamics and update stakeholders when necessary.

For more details on our IMO strategy: https://www.euronav.com/investors/company-news-reports/presentations/2019/euronav-imo-2020-webinar/

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

TANKER MARKET

Demand and ton-mile

Demand for crude oil recovered strongly during Q4 (IEA estimate 1.9 bpd for Q4 2019) on factors other than seasonality with a prolonged period of refinery maintenance reversing ahead of IMO 2020 coupled with GDP growth from improving trade conditions.

The OPEC production cuts were extended in early December into 2020 but the impact on the tanker market has been negligible as longer ton mile trading routes principally from the Atlantic (US Gulf, Brazil and the new Johan Sverdrup field from Norway) shipping crude to the Far East. The US crude export phenomenon continues to deliver with a new high of 4.4 million bpd recorded in December (source EIA).

Periodic geo-political tensions, primarily in the Middle East, also contributed to a stronger freight environment during the quarter and into Q1. Other potential disruptions from vessels leaving the fleet to install scrubbers were far less intrusive than anticipated during Q4 as half the planned 98 installations were deferred into 2020. On an annualized basis consensus estimates that a further 96 VLCCs plan to retrofit scrubbers during 2020 reducing the fleet capacity by 1.9% - thus providing a further positive driver to already robust fundamentals.

Supply

Contracting of new vessels has continued to remain benign with the order book (new orders as % of existing fleet) static at 25 year lows and the run rate of new tanker orders over the past 12 months below the level of new VLCCs required per year from IEA demand projections.

Two key factors are driving such reluctance to order; (1) increasingly restricted access to capital from traditional shipping banks as regulatory pressures build (e.g. Basel IV) and historical asset price volatility drives some policy decisions (source: Petrofin) (2) owners reluctance to invest capital in current technology whilst the sector is targeting substantial reductions in carbon emissions by the end of the new decade which is likely to require new propulsion technologies and/or fuels.

The world large tanker fleet will also come back as of this year to a more regular fleet age profile across all vintages. This means, that should the freight markets show weakness, there will be a healthy number of vessels old enough to be recycled and therefore reduce the supply of ships available for crude oil transportation.

Recent market activity

The fundamentals that underpinned a robust freight rate market through most of Q4 2019 were augmented by IMO related disruption to fleet supply and increased geopolitical risk as the calendar year closed. Combined with seasonal strength during the winter period this pushed freight rates temporarily to elevated levels between mid-December and mid-January. As expected seasonal trading patterns have reduced earnings and activity since then to more normalized levels. Concerns over the potential impact of the Coronavirus, a serious respiratory virus, on freight rates and capital market activity are at a very early stage but will require monitoring.

OUTLOOK

Q1 2020 has begun very strongly with some short term factors driving freight rates to highly elevated if temporary levels. Robust underlying fundamentals of vessel supply and demand are supportive to a stronger freight market of some duration. The effects of IMO 2020 should be a positive overlay during the current and subsequent quarters but are also likely to provide some short term disruption to the global shipping network. The recent trade deal (first phase trade agreement) between US and China requires over USD 50 billion of Chinese purchasing of energy product including crude oil.

Whilst the fundamentals remain very good, management acknowledge that it is premature to assess the impact of the outbreak of the Coronavirus in China.

So far in the first quarter of 2020, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 89,200 per day and 60% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 57,500 per day on average with 51% of the available days fixed.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

CONFERENCE CALL

Euronav will host a conference call today at 8.00 a.m. EST / 2.0 p.m. CET today to discuss the results for the fourth quarter 2019.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	30 January 2020
Event Time:	8.00 a.m. EST / 2.p.m. CET
Event Title:	“Q4 2019 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav2001304O9On8Ds.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10138467. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 6th of February 2020, beginning at 9 a.m. EST / 3 p.m. CET on 30 January 2020. Telephone participants located in the U.S. can dial +1-877- 344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10138467.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 30 January 2020 – 8 a.m. CET _____________________________________

*
*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of 2019 Full Year Results: 31st March 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs, 27 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2019	December 31, 2018 *
ASSETS

Non-current assets
Vessels	3,077,040	3,520,067
Right-of-use assets	136,774	−
Other tangible assets	2,265	1,943
Intangible assets	39	105
Receivables	71,083	38,658
Investments in equity accounted investees	49,881	43,182
Deferred tax assets	2,715	2,255

Total non-current assets	3,339,797	3,606,210

Current assets
Bunker inventory	183,382	22,261
Non-current assets held for sale	12,705	42,000
Trade and other receivables	307,047	283,465
Current tax assets	221	282
Cash and cash equivalents	296,954	173,133

Total current assets	800,309	521,141

TOTAL ASSETS	4,140,106	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	299	411
Hedging reserve	(4,583)	(2,698)
Treasury shares	(45,616)	(14,651)
Retained earnings	426,696	335,764

Equity attributable to owners of the Company	2,318,493	2,260,523

Non-current liabilities
Bank loans	1,169,535	1,421,465
Other notes	198,571	148,166
Lease liabilities	116,157	−
Other payables	3,810	1,451
Employee benefits	7,890	4,336
Provisions	1,381	4,288

Total non-current liabilities	1,497,344	1,579,706

Current liabilities
Trade and other payables	95,794	87,225
Current tax liabilities	49	41
Bank loans	53,917	138,537
Other borrowings	122,788	60,342
Lease liabilities	51,333	−
Provisions	388	977

Total current liabilities	324,269	287,122

TOTAL EQUITY and LIABILITIES	4,140,106	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory as at December 31, 2019, the Group has restated the comparative information.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Shipping income
Revenue	932,377	600,024
Gains on disposal of vessels/other tangible assets	24,216	19,138
Other operating income	10,094	4,775
Total shipping income	966,687	623,937

Operating expenses
Voyage expenses and commissions	(144,682)	(141,416)
Vessel operating expenses	(211,795)	(185,792)
Charter hire expenses	(604)	(31,114)
Loss on disposal of vessels/other tangible assets	(75)	(273)
Impairment on non-current assets held for sale	−	(2,995)
Depreciation tangible assets	(337,491)	(270,582)
Depreciation intangible assets	(56)	(111)
General and administrative expenses	(70,144)	(66,232)
Total operating expenses	(764,847)	(698,515)

RESULT FROM OPERATING ACTIVITIES	201,840	(74,578)

Finance income	20,775	15,023
Finance expenses	(120,159)	(89,412)
Net finance expenses	(99,384)	(74,389)

Bargain purchase	−	23,059
Share of profit (loss) of equity accounted investees (net of income tax)	16,020	16,076

PROFIT (LOSS) BEFORE INCOME TAX	118,476	(109,832)

Income tax benefit (expense)	392	(238)

PROFIT (LOSS) FOR THE PERIOD	118,868	(110,070)

Attributable to:
Owners of the company	118,868	(110,070)

Basic earnings per share	0.55	(0.57)
Diluted earnings per share	0.55	(0.57)

Weighted average number of shares (basic)	216,029,171	191,994,398
Weighted average number of shares (diluted)	216,029,171	191,994,398

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018

Profit/(loss) for the period	118,868	(110,070)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(1,223)	120

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(112)	(157)
Cash flow hedges - effective portion of changes in fair value	(1,885)	(2,698)
Equity-accounted investees - share of other comprehensive income	(720)	(459)

Other comprehensive income, net of tax	(3,940)	(3,194)

Total comprehensive income for the period	114,928	(113,264)

Attributable to:
Owners of the company	114,928	(113,264)

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,877	1,844,616

Profit (loss) for the period	−	−	−	−	−	(110,070)	(110,070)
Total other comprehensive income	−	−	(157)	(2,698)	−	(339)	(3,194)
Total comprehensive income/(loss)	−	−	(157)	(2,698)	−	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,629)	(22,629)
Treasury shares acquired	−	−	−	−	(3,955)	−	(3,955)
Treasury shares sold	−	−	−	−	5,406	(3,112)	2,294
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	118,868	118,868
Total other comprehensive income	−	−	(112)	(1,885)	−	(1,943)	(3,940)
Total comprehensive income	−	−	(112)	(1,885)	−	116,925	114,928

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(25,993)	(25,993)
Treasury shares acquired	−	−	−	−	(30,965)	−	(30,965)
Total transactions with owners	−	−	−	−	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	426,696	2,318,493

* The Group initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.

** The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Cash flows from operating activities
Profit (loss) for the period	118,868	(110,070)

Adjustments for:	397,730	289,311
Depreciation of tangible assets	337,491	270,582
Depreciation of intangible assets	56	111
Provisions	1,353	(42)
Tax (benefits)/expenses	(392)	239
Share of profit of equity-accounted investees, net of tax	(16,020)	(16,076)
Net finance expense	99,384	74,389
(Gain)/loss on disposal of assets	(24,142)	(18,865)
Equity-settled share-based payment transactions	−	37
Amortization of deferred capital gain	−	(1,000)
Gain on bargain purchase	−	(23,059)

Changes in working capital requirements	(163,889)	(114,532)
Change in cash guarantees	(34)	33
Change in inventory	(163,677)	(22,261)
Change in trade receivables	(41,607)	(23,589)
Change in accrued income	(3,051)	(6,393)
Change in deferred charges	1,547	18,849
Change in other receivables	23,875	(77,876)
Change in trade payables	7,119	(8,181)
Change in accrued payroll	(2,282)	(11,000)
Change in accrued expenses	3,473	18,839
Change in deferred income	10,028	(2,265)
Change in other payables	(68)	(1,304)
Change in provisions for employee benefits	788	616

Income taxes paid during the period	1	(67)
Interest paid	(99,209)	(67,209)
Interest received	6,602	3,409
Dividends received from equity-accounted investees	12,600	−

Net cash from (used in) operating activities	272,703	842

Acquisition of vessels	(7,024)	(237,476)
Proceeds from the sale of vessels	210,660	26,762
Acquisition of other tangible assets	(1,015)	(588)
Acquisition of intangible assets	(14)	(1)
Proceeds from the sale of other (in)tangible assets	30	−
Loans from (to) related parties	(31,713)	134,097
Net cash received from business combinations	−	126,288
Purchase of shares in equity-accounted investees	(4,000)	−
Proceeds from sale of subsidiaries	−	140,960
Lease payments received from finance leases	1,251	−

Net cash from (used in) investing activities	168,175	190,042

(Purchase of) Proceeds from sale of treasury shares	(30,965)	(1,661)
Proceeds from new borrowings	1,099,701	983,882
Repayment of borrowings	(1,318,398)	(1,115,894)
Repayment of lease liabilities	(30,926)	−
Transaction costs related to issue of loans and borrowings	(9,721)	(3,849)
Dividends paid	(26,015)	(22,643)

Net cash from (used in) financing activities	(316,324)	(160,165)

Net increase (decrease) in cash and cash equivalents	124,554	30,719

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(733)	(1,233)

Net cash and cash equivalents at the end of the period	296,954	173,133

of which restricted cash	−	79

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory as at December 31, 2019, the Group has restated the comparative information.